FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

November 21, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On November 21, 2003, NovaGold Resources Inc. announced that its subsidiary, SpectrumGold Inc., had closed the financings announced on November 3, 2003 and received the gross proceeds of $14,373,000.

Item Five - Full Description of Material Change

The financing underwritten by Canaccord Capital Corporation resulted in the issue of 2,000,000 common shares of SpectrumGold at a price of $3.10 per share for total gross proceeds of $6,200,000. In addition to cash commission, Canaccord received warrants to purchase 100,000 shares at $3.45 per share for 12 months from closing. Contemporaneously with the Canaccord financing, NovaGold Resources Inc., in order to maintain its 56% ownership, purchased on a non-brokered basis 2,080,000 common shares of SpectrumGold at $3.10 per share and 500,000 shares at $3.45 per share, for total gross proceeds of $8,173,000.

The proceeds from both of the private placements are intended to be used for further development of SpectrumGold’s Galore Creek gold-silver-copper project in British Columbia and for general working capital purposes. SpectrumGold now has 25,463,500 shares outstanding and NovaGold holds 14,364,425 or 56.4% of the issued shares.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 27th day of November, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

Joint News Release - Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States

SpectrumGold Closes $14 Million Financing

November 21, 2003, Vancouver – SpectrumGold Inc. (TSX: SGX) and NovaGold Resources Inc. (TSX: NRI)

SpectrumGold Inc. is pleased to announce that it has closed the financings announced on November 3, 2003 and received the gross proceeds of $14,373,000. The financing underwritten by Canaccord Capital Corporation resulted in the issue of 2,000,000 common shares of SpectrumGold at a price of $3.10 per share for total gross proceeds of $6,200,000. In addition to cash commission, Canaccord received warrants to purchase 100,000 shares at $3.45 per share for 12 months from closing. Contemporaneously with the Canaccord financing SpectrumGold’s parent company, NovaGold Resources Inc., in order to maintain its 56% ownership, has purchased on a non-brokered basis 2,080,000 common shares of SpectrumGold at $3.10 per share and 500,000 shares at $3.45 per share, for total gross proceeds of $8,173,000.

The proceeds from both of the private placements are intended to be used for further development of SpectrumGold’s Galore Creek gold-silver-copper project in British Columbia and for general working capital purposes. SpectrumGold now has 25,463,500 shares outstanding and NovaGold holds 14,364,425 or 56.4% of the issued shares.

About SpectrumGold

SpectrumGold (TSX: SGX) was listed on the Toronto Stock Exchange on October 27, 2003. SpectrumGold currently has over $17 million in cash and holds options to acquire 100% interests in two advanced stage properties, including the Galore Creek gold-silver-copper project, and five early stage properties in Western Canada. More information is available online at: www.spectrumgold.net

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral properties in North America. NovaGold with 52.5 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). Other information is available online at: www.novagold.net

For more information contact:
Don MacDonald, CFO	Greg Johnson, VP Corporate Development
E-mail: Don.MacDonald@NovaGold.net	E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227	(604) 669-6227 Toll Free 1-866-669-6227